Exhibit 99.1

SNOW LAKE LITHIUM COLLABORATES WITH UNIVERSITY OF MANITOBA

●	Snow Lake Lithium and the University of Manitoba undertake a research project to explore critical mineral inventory of the Snow Lake LithiumTM site

●	Results from the two-year project are expected to help shape the development of Canada’s future minerals and metals strategy to meet the growing demand for lithium

●	Snow Lake Lithium is developing the world’s first all-electric lithium mine to enable domestic supply of this critical resource to the North American electric vehicle industry

Winnipeg, MB, June 7, 2022 - Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (Nasdaq:LITM) (“Snow Lake Lithium”, or the “Company”) a lithium resource company committed to operating the world's first fully electric lithium mine, today announced the collaboration with the University of Manitoba to strengthen the understanding of the lithium deposits in Snow Lake and to support the development of a framework to help shape Canada’s future minerals and metals strategy.

With demand for electric vehicles growing rapidly, the global automotive and energy storage industries will be competing to access raw materials, especially lithium, which is a crucial component of batteries. As a global mining powerhouse, Canada is perfectly placed to meet this increasing global demand for critical minerals such as lithium.

Led by Dr. Mostafa Fayek from the University’s Faculty of Environment, Earth and Resources, the two-year research project between Snow Lake Lithium and the University of Manitoba will provide considerable insights into the Company’s critical mineral inventory and most effective exploration strategies to extract lithium from the Company’s Snow Lake LithiumTM site in the future.

Philip Gross, CEO of Snow Lake Lithium, commented, “We are delighted to be collaborating with world-class academics and students from the University of Manitoba and leveraging their extensive experience in this area. The research will provide us with significant information about the mineralogy across our site which, we believe will have a meaningful impact upon the development of our future operations to ensure domestic supply chain and energy security for the North American electric vehicle industry. We look forward to building a strong relationship with the University over the coming years and, alongside this research project, we are exploring opportunities to create a joint analysis laboratory to reduce the time needed to complete both exploration and production analysis in the future.”

www.SnowLakeLithium.com
Legal Address		Mailing Address

242 Hargrave St #1700,		Snow Lake Resources ltd
Winnipeg, MB R3C 0V1		PO Box 126 Simcoe Ont N3Y
Canada		4K8

Dr. Mostafa Fayek, from the University’s Faculty of Environment, Earth and Resources, stated, “This exciting project gives our students the opportunity to gain real world experience alongside Snow Lake Lithium’s experienced geologists. We hope that our research will deliver significant information about the mineral inventory as well as identify a geochemical fingerprint for the lithium-rich pegmatites found across Snow Lake Lithium’s site which will help Canada establish its position at the forefront of lithium mining.”

Based in Manitoba, Canada, Snow Lake Lithium is developing the world’s first all-electric lithium mine to enable domestic supply of this critical resource to the North American electric vehicle industry.

Snow Lake Lithium is ideally located to serve the North American automotive industry with access to the US rail network via the Artic Gateway railway, which reduces transportation from thousands of miles by road and boat to just several hundred by train.

Snow Lake Lithium’s 55,000-acre site is expected to produce 160,000 tonnes of 6% lithium spodumene a year over a 10-year period. Currently, Snow Lake Lithium has explored around 1% of its site and is confident that further exploration will increase estimates over the course of the next year. Snow Lake Lithium’s mine will be operated by almost 100% renewable, hydroelectric power to ensure the most sustainable manufacturing approach.

Over the coming months, Snow Lake Lithium will continue its engineering evaluation and drilling program across its Snow Lake LithiumTM Project site, with the expectation that mining operations will transition to commercial production in late 2024.

About Snow Lake Resources Ltd.

Snow Lake Lithium is committed to creating and operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the North American electric vehicle and battery markets. We aspire to not only set the standard for responsible lithium mining, but we intend to be the first lithium producer in the world to achieve Certified B Corporation status in the process.

Our wholly owned Snow Lake LithiumTM Project now covers a 55,318-acre site that has only been 1% explored and contains an identified-to-date 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

www.SnowLakeLithium.com
Legal Address		Mailing Address

242 Hargrave St #1700,		Snow Lake Resources ltd
Winnipeg, MB R3C 0V1		PO Box 126 Simcoe Ont N3Y
Canada		4K8

About the University of Manitoba

The University of Manitoba is western Canada’s first university, established in 1877, and located on original lands of Anishinaabeg, Cree, Oji-Cree, Dakota, and Dene peoples, and on the homeland of the Métis Nation. The university is Manitoba's only research-intensive university, and one of the country’s top research institutions. There are more than 31,000 undergraduate and graduate students, and more than 181,000 alumni living in 139 countries. To learn more about University, please visit https://www.umanitoba.ca/about-um

The Department of Earth Sciences at the University of Manitoba offers a range of undergraduate and graduate programs in Geology and Geophysics.  It has a well-established national and international research reputation with strengths in geochemistry, mineralogy, sedimentary geology, and paleontology. Within the department, the Manitoba Isotope Research Facility (MIRF) has over $10 million of equipment housed in major, multi-user laboratories. To learn more about MIRF, please visit https://www.manitoba-isotope-research-facility.com/.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the expected use of proceeds and expected closing. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to our public offering filed with the Securities and Exchange Commission and other filings and reports that we file with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For more information, please contact:

media@snowlakelithium.com

ir@snowlakelithium.com

www.SnowLakeLithium.com

twitter: @SnowLakeLithium

LinkedIn: https://www.linkedin.com/company/snow-lake-resources

www.SnowLakeLithium.com
Legal Address		Mailing Address

242 Hargrave St #1700,		Snow Lake Resources ltd
Winnipeg, MB R3C 0V1		PO Box 126 Simcoe Ont N3Y
Canada		4K8

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